SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): NA

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ David Bar-Yosef
David Bar-Yosef, Advocate
General Counsel

Date: January 30, 2012

OTI Receives an Initial $6.9 Million Contract to Supply Electronic
Immigration Control System in Panama

- Contract is OTI’s first in Panama and Builds Upon
its Existing Secure ID Footprint in Latin America -

Iselin, NJ – January 30, 2012 - On Track Innovations Ltd. (“OTI”) (NASDAQ GM: OTIV) today announced that the Ministry of Public Security of Panama has awarded OTI with a contract for the supply, design, installation and integration of systems to monitor and improve immigration verification processes and overall immigration flow. OTI expects to recognize revenues of approximately $6.9 million, with the potential for additional revenue in future years from follow-on contracts.

The contract provides for the supply of OTI’s end-to-end turnkey immigration solution, based on its proprietary state-of-the-art, field-proven eID Magna™ platform. The solution includes data enrollment and issuing stations, as well as individual means to verify identity tied to Biometric Automatic Fingerprint Identification System (AFIS), allowing for better control at border points and increased efficiencies.

Oded Bashan, Chairman and CEO of OTI, stated, “OTI’s secure ID offerings provide a cost effective, secure and timely to-market solution that leverages and interfaces with legacy systems and records.”

Mr. Bashan continued: “We are happy to expand our footprint in Latin America to support Panama’s efforts to improve identity verification at their borders. By deploying our solution, Panama is taking firm control of immigration security and identity to diminish the substantial risks and costs of illegal immigration and identity theft.”

OTI’s Magna modular platform enables short implementation time frames, seamless integration with a country’s existing border control system and provides external interfaces to a digital Certificate Authority for signature verification. The system is compliant with International Civil Aviation Organization (ICAO) standards and offers a migration path to additional e-Gov applications and electronic ID documents such as National IDs, Voter IDs and Driver Licenses, and more.

The technology and integration within the OTI system enables a much more efficient and secure border control process that should reduce paperwork, operating costs and personnel needs while also substantially streamlining and speeding the immigration process to the satisfaction of all visitors.

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. ("OTI") designs, develops and markets secure identification, payment and transaction processing technologies and solutions for use in secure ID, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC (Near Field Communication) with loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements:
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority or uniqueness of our products. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson	Jay M. Meier
VP, Corporate Relations	SVP, Business Development & Investor Relations,
732 429 1900 ext. 111	OTI America, Inc.
galit@otiglobal.com	732 429 1900 ext. 104
jaym@otiglobal.com

Investor Relations:
Norberto Aja/David Collins
Jaffoni & Collins
212-835-8500
otiv@jcir.com